November 20, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Russell Mancuso

Re:           eMagin Corp. (the “Company”)
Amendment No. 5 to
Registration Statement on Form S-1/A (“Form S-1/A”)
Filed November 12, 2008
File No. 333-144865

Dear Mr. Mancuso:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 20, 2008, addressed to Mr. Sculley, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Selling Stockholders, page 57

We note your response to prior comment 1. Please submit a confidential treatment application for information that is missing from your exhibits. Your application should be compliant with Rule 406 or 24b-2, as applicable; please see the guidance in Staff Legal Bulletin No. 1 (February 28, 1997 as revised July 11, 2001) available on our web site at http://www.sec.gov/interps/legal/slboflr.htm. We will issue any comments on your application in a separate letter. Such comments must be resolved before your request acceleration of the effective date of this registration statement.

Response:

The Company has submitted a confidentiality request with respect to the information missing from its exhibits, namely:

(1)	Schedule 8.18 (Schedule of clients and vendors); and
(2)	Schedule 10.14 (schedule of bank accounts) (collectively, the “Schedules”).

The confidentiality request was sent on November 20, 2008 via Federal Express (Tracking Number 8665 1250 1139) to the following address: The Secretary, Securities and Exchange Commission, 450 Fifth Street N.W. Washington, D.C. 20549, Attention: Confidentiality Request.

Notwithstanding the filing of the confidentiality request, the Company once again wishes to respectfully reiterate its position that the Schedules (i) contain such information that is not material and/or would not likely provide added value to any shareholder’s or potential investor’s determination as to whether to invest in the Company’s securities, (ii) that the Company’s public filings already contain the information required by established Commission rules with regard to material customers and suppliers, and that (iii) the disclosure of such information is not necessary for the protection of the Company’s investors.

Additionally, as previously mentioned and as we are sure that the Commission is aware, the Company is incurring significant time and costs, including costs associated with EDGAR filer, attorneys and accountants, for each required filing. This burden is particularly onerous on the Company due to the significant time constraints that are being placed on the Company’s accounting and financial department, especially in light of recent economic conditions.

Accordingly, the Company respectfully submits that public policy merits permitting the Company to shift its focus and efforts back to developing its business, and as such it is respectfully seeking the commission’s cooperation in expeditiously reviewing the confidentiality request, in an effort to place the Company in a position to request acceleration of the effective date of Form S-1/A.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Richard A. Friedman
Richard A. Friedman, Esq.

cc:  Mr. Paul Campbell,
Chief Financial Officer